SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43 BOARD OF TRADE (NIRE) NO. 33.3.0029520-8 PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF INTEREST ON SHAREHOLDERS’ EQUITY – ISE

The Board of Executive Officers of Brasil Telecom S.A. (“BT”) hereby informs, through this notice, that on this date it approved the distribution of Interest on Shareholders’ Equity – ISE for the fiscal year 2010 in the gross amount of R$363,177,000.00 (three hundred sixty-three million, one hundred seventy-seven thousand reais), as authorized at a meeting of the Board of Directors held on November 17, 2010, as follows:

1. ISE PER SHARE: Income taxes will be withheld as follows:

Share	“Ex-ISE” Date	Gross Price per Share (R$)	Net Value per Share of Withholding Income Taxes* (R$)	Total Gross Amount (R$)
BRTO3 (common)	12/22/2010	0.615774465372	0.523408295566	125,262,797.45
BRTO4 (preferred)	12/22/2010	0.615774465372	0.523408295566	237,914,202.55

*	Withholding income taxes will be deducted, as described in item “3” below.

2. DATE OF DECLARATION AND NEGOTIATION EX-ISE: Under current legislation, holders of BT’s shares on December 21, 2010 are entitled to ISE. Therefore, beginning on December 22, 2010, BT’s shares will be traded “Ex-ISE.”

3. WITHHOLDING INCOME TAXES: Withholding income taxes will be deducted from the amounts under item 1 above based on tax rates established under current legislation. To avoid collection of withholding income taxes, tax-exempt and tax-free shareholders must present proof of their status by December 27, 2010 in any branch of Bradesco S.A., the depositary of the shares.

4. PAYMENT: The company will inform the shareholders about the payment date of the ISE. The ISE, net of withholding income taxes, may be attributed to the mandatory dividend for the fiscal year of 2010, as provided under paragraph 7 of article 9 of Law No. 9,249/95.

Rio de Janeiro, December 9, 2010.

Alex Waldemar Zornig

Investors Relations Officer

Brasil Telecom S.A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2010

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer